                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 21)*



                         HEARST-ARGYLE TELEVISION, INC.
                                (Name of Issuer)


                              SERIES A COMMON STOCK
                         (Title of Class of Securities)

                                   422317 10 7
                                 (CUSIP Number)


                               JODIE W. KING, ESQ.
                             THE HEARST CORPORATION
                                959 EIGHTH AVENUE
                            NEW YORK, NEW YORK 10019
                                 (212) 649-2025


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    COPY TO:
                              STEVEN A. HOBBS, ESQ.
                            BONNIE A. BARSAMIAN, ESQ.
                                 ROGERS & WELLS
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000



                                  APRIL 8, 1999
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /


                         (Continued on following pages)

---------------------------------
CUSIP No. 422317 10 7                                    13D
---------------------------------

    1.   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
                                        HEARST BROADCASTING, INC.
--------------------------------------------------------------------------------
    2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
    3.   SEC USE ONLY

--------------------------------------------------------------------------------
    4.   SOURCE OF FUNDS
                                        WC
--------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                         / /
--------------------------------------------------------------------------------
    6.   CITIZENSHIP OR PLACE OF ORGANIZATION
                                        DELAWARE
--------------------------------------------------------------------------------
                            7.  SOLE VOTING POWER
       NUMBER OF
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                           -----------------------------------------------------
                            8.  SHARED VOTING POWER
                                      48,065,554
                           -----------------------------------------------------
                            9.  SOLE DISPOSITIVE POWER
                           -----------------------------------------------------
                           10.  SHARED DISPOSITIVE POWER
                                      48,065,554
--------------------------------------------------------------------------------
    11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                               48,065,554
--------------------------------------------------------------------------------
    12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      / /
--------------------------------------------------------------------------------
    13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                               53.92 %
--------------------------------------------------------------------------------
    14.  TYPE OF REPORTING PERSON
                                CO
--------------------------------------------------------------------------------

---------------------------------
CUSIP No. 422317 10 7                                    13D
---------------------------------

    1.
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
                              THE HEARST CORPORATION
--------------------------------------------------------------------------------
    2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)/ /
                                                                      (b)/ /
--------------------------------------------------------------------------------
    3.  SEC USE ONLY

--------------------------------------------------------------------------------
    4.  SOURCE OF FUNDS
                                  WC
--------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                          / /
--------------------------------------------------------------------------------
    6.  CITIZENSHIP OR PLACE OF ORGANIZATION
                                  DELAWARE
--------------------------------------------------------------------------------
                            7.  SOLE VOTING POWER
       NUMBER OF
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                           -----------------------------------------------------
                            8.  SHARED VOTING POWER
                                           48,065,554
                           -----------------------------------------------------
                            9.  SOLE DISPOSITIVE POWER
                           -----------------------------------------------------

                           10.  SHARED DISPOSITIVE POWER
                                           48,065,554
--------------------------------------------------------------------------------
    11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                        48,065,554
--------------------------------------------------------------------------------
    12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         / /
--------------------------------------------------------------------------------
    13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                               53.92%
--------------------------------------------------------------------------------
    14.  TYPE OF REPORTING PERSON
                                        CO
--------------------------------------------------------------------------------

---------------------------------
CUSIP No. 422317 10                                      13D
7
---------------------------------

    1.   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
                                    THE HEARST FAMILY TRUST
--------------------------------------------------------------------------------
    2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)/ /
                                                                      (b)/ /
--------------------------------------------------------------------------------
    3.  SEC USE ONLY

--------------------------------------------------------------------------------
    4.  SOURCE OF FUNDS
                                        WC
--------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                         / /
--------------------------------------------------------------------------------
    6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                                    CALIFORNIA
--------------------------------------------------------------------------------
                            7.  SOLE VOTING POWER
       NUMBER OF
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          ------------------------------------------------------
                            8.  SHARED VOTING POWER
                                           48,065,554
                          ------------------------------------------------------
                            9.  SOLE DISPOSITIVE POWER

                          ------------------------------------------------------
                           10.  SHARED DISPOSITIVE POWER
                                           48,065,554
--------------------------------------------------------------------------------
    11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                               48,065,554
--------------------------------------------------------------------------------

    12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            / /
--------------------------------------------------------------------------------
    13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                               53.92%
--------------------------------------------------------------------------------
    14.  TYPE OF REPORTING PERSON
                               OO (Testamentary Trust)
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


         This Amendment No. 21, which relates to shares of Series A Common Stock, $0.01 par value per share ("Series A Common Stock"), of Hearst-Argyle Television, Inc., a Delaware corporation (the "Issuer"), and is being filed jointly by The Hearst Corporation, a Delaware corporation ("Hearst"), Hearst Broadcasting, Inc., a Delaware corporation ("Hearst Broadcasting") and wholly-owned subsidiary of Hearst, and The Hearst Family Trust, a testamentary trust (the "Trust," and together with Hearst and Hearst Broadcasting, the "Reporting Persons"), supplements and amends the statement on Schedule 13D originally filed with the Commission on April 4, 1997 (as amended, the "Statement").

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The aggregate amount of funds used by Hearst Broadcasting to acquire the shares reported in Item 5(c) was $20,173,906.55. Hearst Broadcasting used its working capital to make such purchases.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         Hearst Broadcasting purchased the additional Securities reported in
Item 5(c) of this Statement in order to increase its equity interest in the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) As of April 9, 1999, the Reporting Persons own 6,766,906 shares of Series A Common Stock of the Issuer and 41,298,648 shares of Series B Common Stock of the Issuer (collectively, the "Securities"). Each share of Series B Common Stock of the Issuer is immediately convertible into one share of Series A Common Stock of the Issuer. Therefore, the 41,298,648 shares of Series B Common Stock owned directly by Hearst Broadcasting represent, if converted, 41,298,648 shares of Series A Common Stock of the Issuer. Under the definition of "beneficial ownership" as set forth in Rule 13d-3 of the Exchange Act, Hearst Broadcasting, Hearst and the Trust are deemed to have beneficial ownership of each of the combined 48,065,554 shares of the Securities. The Trust, as the owner of all of Hearst's issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. Hearst, as the owner of all of Hearst Broadcasting's issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. As a result, Hearst Broadcasting, Hearst and the Trust may be deemed to share the power to direct the voting of and the disposition of the Securities. The Securities constitute approximately 53.92% of the combined shares of Series A Common Stock and Series B Common Stock outstanding of the Issuer, based on the number of outstanding shares as of the date hereof, provided to the Reporting Persons by the Issuer.

         (c) Since filing Amendment No. 20 to the Statement on March 26, 1999, Hearst Broadcasting has made the following purchases of Series A Common Stock of the Issuer pursuant to open market transactions:


          DATE          # OF SHARES        PRICE PER SHARE            COST
          ----          -----------        ---------------            ----
         3/25/99            2,500            $22.6250           $    56,662.50
         3/25/99            2,100             22.8750                48,121.50
         3/25/99            3,000             22.9375                68,932.50
         3/25/99            7,300             23.0000               168,192.00
         3/25/99            2,500             23.0625                57,756.25
         3/25/99            1,500             23.1250                34,747.50
         3/25/99            1,500             23.1875                34,841.25
         3/26/99            3,200             23.6875                75,928.00
         3/26/99            3,100             23.5000                72,974.00
         3/26/99            5,600             23.4375               131,474.00
         3/26/99            6,100             23.3750               142,831.50
         3/26/99            1,700             23.3125                39,699.25
         3/26/99              300             23.1875                 6,968.25
         3/29/99            8,700             24.7500               215,673.00
         3/29/99              500             24.6875                12,363.75
         3/30/99           35,500             23.0400               888,920.00
         3/31/99           33,700             25.1875               850,166.75
         3/31/99           16,300             25.1250               410,189.50
         4/01/99            1,500             24.5000                36,810.00
         4/01/99              500             24.5625                12,301.25
         4/01/99           29,400             24.6250               725,151.00
         4/01/99           19,600             24.7500               485,884.00
         4/01/99            3,400             24.8125                84,498.50
         4/01/99            5,000             24.8750               124,575.00
         4/01/99           17,500             25.0000               438,200.00
         4/06/99           15,000             24.3750               366,225.00
         4/06/99            1,200             24.4375                29,373.00
         4/06/99           22,000             24.5000               539,880.00
         4/06/99            1,800             24.5625                44,284.50
         4/07/99            1,000             23.1250                23,165.00
         4/07/99            3,000             23.3750                70,245.00
         4/07/99            1,500             23.4375                35,216.25
         4/07/99            4,500             23.5000               105,930.00
         4/07/99           25,000             23.8750               597,875.00
         4/08/99            2,000             22.5000                45,080.00
         4/08/99            6,700             22.5625               151,436.75
         4/08/99           10,500             22.6250               237,982.50
         4/08/99            5,800             22.6875               131,819.50
         4/08/99            5,000             22.8125               114,262.50
         4/08/99          372,100             22.8750             8,526,671.50
         4/09/99            4,600             22.7500               104,834.00
         4/09/99              200             23.0000                 4,608.00
         4/09/99          165,400             23.0625             3,821,153.50
                          -------                               --------------
           TOTAL          859,300                               $20,173,903.55
                          =======                               ==============

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 12, 1999



                                              HEARST BROADCASTING, INC.


                                              By:  /s/ Jodie W. King
                                                   -----------------------------
                                                   Name:  Jodie W. King
                                                   Title: Vice President

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 12, 1999


                                              HEARST BROADCASTING, INC.


                                              By:  /s/ Jodie W. King
                                                   -----------------------------
                                                   Name:  Jodie W. King
                                                   Title: Vice President

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 12, 1999



                                              THE HEARST FAMILY TRUST


                                              By:   /s/ Mark F. Miller
                                                    ----------------------------
                                                    Name:  Mark F. Miller
                                                    Title: Trustee